UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CoreSite Realty Corporation

(Name of Subject Company (Issuer))

Appleseed Merger Sub LLC

(Offeror)

American Tower Corporation

American Tower Investments LLC

Appleseed Holdco LLC

(Parents of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

21870Q105

(Cusip Number of Class of Securities)

Edmund DiSanto, Esq.

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

c/o American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Benet J. O’Reilly

Kimberly R. Spoerri

Michael Saliba

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,526,200,220.00	$697,678.76

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of the sum of (i) the product of (x) 43,672,637 shares of common stock of CoreSite Realty Corporation (“CoreSite”) issued and outstanding (other than shares subject to restricted stock awards of CoreSite and performance stock awards of CoreSite) and (y) the offer price of $170.00 per share, (ii) the product of (x) 80,710 shares of common stock issuable pursuant to outstanding restricted stock units of CoreSite and (y) the offer price of $170.00 per share, and (iii) the product of (x) 518,419 shares of common stock subject to outstanding restricted stock awards of CoreSite and performance stock awards of Coresite and (y) the offer price of $170.00 per share. The calculation of the filing fee is based on information provided by CoreSite as of November 23, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #1 for fiscal year 2022, effective October 1, 2021, by multiplying the transaction value by 0.00009270.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $697,678.76	Filing Party: Appleseed Merger Sub LLC American Tower Corporation American Tower Investments LLC Appleseed Holdco LLC
Form or Registration No.: Schedule TO	Date Filed: November 29, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”), and a wholly owned direct subsidiary of Appleseed Holdco LLC, a Delaware limited liability company (“Holdco”), and a wholly owned indirect subsidiary of American Tower Investments LLC, a California limited liability company (“Parent”), and a wholly owned indirect subsidiary of American Tower Corporation, a Delaware corporation (“ATC”), with the Securities and Exchange Commission on November 29, 2021 (together with any subsequent amendments and supplements thereto, including this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (“Shares”), of CoreSite Realty Corporation, a Maryland corporation (“CoreSite”), at a price of $170.00 per Share, without interest and subject to any applicable withholding taxes, net to the seller in cash, upon the terms and subject to the conditions described in the Offer to Purchase dated November 29, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 1 THROUGH 9 and ITEM 11.

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO (to the extent such Items incorporate by reference the information contained in the Offer to Purchase), is hereby amended and supplemented as follows:

The Summary Term Sheet of the Offer to Purchase is hereby amended and supplemented by replacing the subsection titled “Do you have financial resources to make payments in the Offer?” on page 3 to read as follows:

•

“Yes. ATC, Parent, Holdco and Purchaser estimate that the total amount of funds required to consummate the Transactions pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Mergers will be approximately $10.1 billion.

•

On November 14, 2021, ATC entered into a Bridge Commitment Letter (as defined below) with JPMorgan Chase Bank, N.A. (“JPM”) providing for a 364-day senior unsecured bridge facility in an aggregate committed amount of $10.5 billion (the “Bridge Facility”).

•

On December 8, 2021, ATC (x) amended and restated its (i) 2021 Multicurrency Credit Facility (as defined below), (ii) 2021 Credit Facility (as defined below) and (iii) 2019 Term Loan (as defined below) and (y) entered into the (i) 2021 USD 364-Day Delayed Draw Term Loan Agreement (as defined below) and (ii) 2021 USD Two Year Delayed Draw Term Loan Agreement (as defined below) (clauses (x) and (y), the “Permanent Loan Facilities”). As a result of the $10.5 billion in committed amounts available under the Permanent Loan Facilities, ATC terminated the commitments under the Bridge Commitment Letter.

•

ATC expects, based upon the combination of internally available cash and borrowings under the Permanent Loan Facilities to have sufficient cash on hand at the expiration of the Offer to consummate the Transactions pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Mergers. The Offer is not conditioned upon any financing arrangements. See Section 12—“Source and Amount of Funds.”

The Summary Term Sheet of the Offer to Purchase is hereby amended and supplemented by replacing the first bullet point in the subsection titled “Should Purchaser’s financial condition be relevant to my decision to tender in the Offer?” on page 3 to read as follows:

•

“We believe our financial condition is not material to your decision whether to tender your Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) ATC expects, based upon the combination of internally available cash and borrowings under the Permanent Loan Facilities, to have sufficient cash on hand at the expiration of the Offer to pay the Offer Price for all Shares in the Offer and (iv) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the REIT Merger and ATC expects, based upon the combination of internally available cash and borrowings under the Permanent Loan Facilities, to have sufficient cash on hand to consummate the REIT Merger. See Section 11—“Purpose of the Offer and Plans for CoreSite; Summary of the Merger Agreement and Certain Other Agreements” and Section 12—“Source and Amount of Funds.”

Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended and supplemented by replacing the entire section on pages 46 and 47 to read as follows:

“The Offer is not conditioned upon ATC’s, Parent’s, Holdco’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. ATC, Parent, Holdco and Purchaser estimate that the total amount of funds required to consummate the Transactions pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Mergers will be approximately $10.1 billion. ATC anticipates funding these payments with a combination of internally available cash and borrowings under its Permanent Loan Facilities. The Permanent Loan Facilities are available to fund the amounts required to be paid in connection with the Transactions, subject to customary conditions for acquisition financing, including the consummation of the Offer, absence of a material adverse effect with respect to CoreSite, accuracy in all material respects of certain representations and warranties and delivery of certain financial statements. The key terms of the Permanent Loan Facilities are described below. We have neither sought nor made alternative financing arrangements should the Permanent Loan Facilities not be available. The Offer is not conditioned upon any financing arrangements.

Amendments to Existing Bank Facilities

On December 8, 2021, ATC amended and restated the agreements for its multicurrency senior unsecured revolving credit facility, as previously amended and restated on February 10, 2021, with Toronto Dominion (Texas) LLC (“TD”) as Administrative Agent (as defined therein) (the “2021 Multicurrency Credit Facility”), its senior unsecured revolving credit facility, as previously amended and restated on February 10, 2021, with TD as Administrative Agent (as defined therein) (the “2021 Credit Facility”) and its unsecured term loan, as previously amended and restated on December 20, 2019 and as further amended on February 10, 2021, with Mizuho Bank, Ltd. as Administrative Agent (as defined therein) (the “2019 Term Loan,” and, collectively with the 2021 Multicurrency Credit Facility and the 2021 Credit Facility, the “Loans,” and all such amended and restated agreements, the “Amendments”).

The Amendments, among other things, facilitate the use of the Loans to fund the Transactions, as well as:

•	extend the maturity dates to June 30, 2025, January 31, 2027 and January 31, 2027 for the 2021 Multicurrency Credit Facility, the 2021 Credit Facility and the 2019 Term Loan, respectively;

•

increase the commitments under the 2021 Multicurrency Credit Facility, the 2021 Credit Facility and the 2019 Term Loan to $6.0 billion, $4.0 billion and $1.0 billion, respectively, of which $3.4 billion under the 2021 Multicurrency Credit Facility, $2.1 billion under the 2021 Credit Facility and $500 million under the 2019 Term Loan is available to be used to finance the Transactions;

•

increase the maximum Revolving Loan Commitments, after giving effect to any Incremental Commitments (each as defined in the 2021 Multicurrency Credit Facility and the 2021 Credit Facility) to $8.0 billion and $5.5 billion under the 2021 Multicurrency Credit Facility and the 2021 Credit Facility, respectively;

•

amend the limitation of ATC’s permitted ratio of Total Debt to Adjusted EBITDA (each as defined in each of the Loans) to be no greater than 6.00 to 1.00 (with a further step up to 7.50 to 1.00 if ATC consummates a Qualified Acquisition (as defined in each of the Loans));

•

expand the sublimit for multicurrency borrowings under the 2021 Multicurrency Credit Facility and the 2021 Credit Facility from $3.0 billion and $1.5 billion to $3.5 billion and $2.5 billion, respectively; and

•	increase the threshold for certain defaults with respect to judgments, attachments or acceleration of indebtedness from $500.0 million to $600.0 million.

The foregoing description is only a summary of certain provisions of the Amendments and is qualified in its entirety by the terms of the Amendments, which are incorporated herein by reference. We have filed copies of the Amendments as Exhibits (b)(2) through (b)(4) to the Schedule TO.

2021 USD Delayed Draw Term Loans

On December 8, 2021, ATC entered into (i) a 364-day U.S. Dollar-denominated term loan agreement (the “2021 USD 364-Day Delayed Draw Term Loan Agreement”) for a new $3.0 billion term loan (the “2021 USD 364-Day Delayed Draw Term Loan”) and (ii) a 2-year U.S. Dollar-denominated term loan agreement (the “2021 USD Two Year Delayed Draw Term Loan Agreement,” and, together with the 2021 USD 364-Day Delayed Draw Term Loan Agreement, the “2021 USD Delayed Draw Term Loan Agreements”) for a new $1.5 billion term loan (the “2021 USD Two Year Delayed Draw Term Loan,” and, together with the 2021 USD 364-Day Delayed Draw Term Loan, the “2021 USD Delayed Draw Term Loans”), each with JPM as Administrative Agent (as defined therein).

The 2021 USD 364-Day Delayed Draw Term Loan matures 364 days after the date of the first draw thereunder. The 2021 USD Two Year Delayed Draw Term Loan matures two years after the date of the first draw thereunder. The 2021 USD Delayed Draw Term Loans will bear interest at either (i) a base rate plus an applicable margin or (ii) a Eurocurrency rate plus an applicable margin, in each case, subject to adjustments based on ATC’s senior unsecured debt rating. The net proceeds from the 2021 USD Delayed Draw Term Loans are to be used to fund the Transactions. All outstanding principal and accrued but unpaid interest will be due and payable in full at maturity. The 2021 USD Delayed Draw Term Loans do not require amortization of principal and may be paid prior to maturity in whole or in part at ATC’s option without penalty or premium.

The 2021 USD Delayed Draw Term Loan Agreements contain certain reporting, information, financial and operating covenants and other restrictions (including limitations on additional debt, guaranties, sales of assets and liens) with which ATC and its subsidiaries must comply, including the following two financial maintenance tests (each of the capitalized terms as defined in the 2021 USD Delayed Draw Term Loan Agreements):

•

a total leverage ratio (Total Debt to Adjusted EBITDA) of no greater than 7.50 to 1.00 for the four fiscal quarters following the consummation of the Transactions, stepping down to 6.00 to 1.00 thereafter (with a further step up to 7.50 to 1.00 if ATC consummates a Qualified Acquisition (as defined in the 2021 USD Delayed Draw Term Loan Agreements)); and

•	a senior secured leverage ratio (Senior Secured Debt to Adjusted EBITDA) of no greater than 3.00 to 1.00 for ATC and its subsidiaries.

Any failure to comply with the financial and operating covenants of the 2021 USD Delayed Draw Term Loan Agreements may constitute a default, which could result in, among other things, the amounts outstanding, including all accrued interest and unpaid fees, becoming immediately due and payable.

The foregoing description is only a summary of certain provisions of the 2021 USD Delayed Draw Term Loan Agreements and is qualified in its entirety by the terms of the 2021 USD Delayed Draw Term Loan Agreements, which are incorporated herein by reference. We have filed copies of the 2021 USD Delayed Draw Term Loan Agreements as Exhibits (b)(5) and (b)(6) to the Schedule TO.

Bridge Facility

On November 14, 2021, ATC entered into a debt commitment letter and certain related letters (collectively, the “Bridge Commitment Letter”) with JPM (and, together with any lenders that become parties to the Bridge Commitment Letter, the “Commitment Parties”), in respect of the Bridge Facility. The interest rate for borrowings under the Bridge Facility would be, if effective before January 1, 2022, at the option of ATC, (i) the London interbank offered rate or (ii) an alternate base rate, plus, in each case, a spread based on ATC’s senior unsecured debt rating. The Bridge Facility would contain certain reporting, information, financial and operating covenants and other restrictions (including limitations on additional debt, guaranties, sales of assets and liens) with which ATC and its subsidiaries must comply. The Bridge Facility would also include financial maintenance tests substantially consistent with those in the 2021 USD Delayed Draw Term Loan Agreements described above.

The commitments of the Commitment Parties were conditioned upon, among other things, the consummation of the Transactions, absence of a material adverse effect with respect to CoreSite, accuracy in all material respects of certain representations and warranties and delivery of certain financial statements.

Effective December 8, 2021, the Bridge Commitment Letter was fully terminated as a result of the $10.5 billion in committed amounts available under the 2021 Multicurrency Credit Facility, the 2021 Credit Facility, the 2019 Term Loan and the 2021 USD Delayed Draw Term Loans, as described above. ATC did not make any borrowings with respect to the commitments under the Bridge Commitment Letter.

The foregoing summary of the Bridge Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Bridge Commitment Letter, which is incorporated herein by reference. We previously filed a copy of the Bridge Commitment Letter as Exhibit (b)(1) to the Schedule TO.”

Section 15 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended and supplemented by replacing in its entirety the subsection titled “Legal Proceedings Relating to the Tender Offer” on page 51 to read as follows:

“Legal Proceedings Relating to the Tender Offer. On November 30, 2021, a complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff in the United States District Court for the Southern District of New York, was captioned O’Dell v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10156 (S.D.N.Y). That complaint was subsequently voluntarily dismissed and re-filed on December 3, 2021 by the same plaintiff in the United States District Court for the District of Delaware, and is captioned O’Dell v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-01709 (D. Del.) (the “O’Dell Complaint”). The O’Dell Complaint names as defendants CoreSite and each member of the CoreSite Board. On December 2, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Ciccotelli v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-01702 (D. Del.) (the “Ciccotelli Complaint”). The Ciccotelli Complaint names as defendants CoreSite, the OP, each member of the CoreSite Board, ATC, Parent, Holdco, Purchaser and OP Merger Sub. On December 6, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Schwartz v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10404 (S.D.N.Y.) (the “Schwartz Complaint”). The Schwartz Complaint names as defendants CoreSite and each member of the CoreSite Board. On December 8, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Kubicek v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-03292 (D. Colo.) (the “Kubicek Complaint”). The Kubicek Complaint names as defendants CoreSite and each member of the CoreSite Board. On December 8, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Kent v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-03294 (D. Colo.) (the “Kent Complaint”). The Kent Complaint names as defendants CoreSite and each member of the CoreSite Board. On December 9, 2021, another complaint was filed by a purported stockholder of CoreSite regarding the Mergers. The complaint, filed on an individual basis by the plaintiff, is captioned Thompson v. CoreSite Realty Corporation, et al., Case No. 1:21-cv-10521 (S.D.N.Y.) (the “Thompson Complaint” and, together with the O’Dell Complaint, the Ciccotelli Complaint, the Schwartz Complaint, the Kubicek Complaint and the Kent Complaint, the “Complaints”). The Thompson Complaint names as defendants CoreSite and each member of the CoreSite Board.”

ITEM 12.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

Index No.

(b)(2)

*  Third Amended and Restated Multicurrency Revolving Credit Agreement, dated as of December 8, 2021, by and among ATC, as borrower, Toronto Dominion (Texas) LLC, as administrative agent, and the lenders party thereto.

(b)(3)

*  Fourth Amended and Restated Revolving Credit Agreement, dated as of December 8, 2021, by and among ATC, as borrower, Toronto Dominion (Texas) LLC, as administrative agent, and the lenders party thereto.

(b)(4)	* Second Amended and Restated Term Loan Agreement, dated as of December 8, 2021, by and among ATC, as borrower, Mizuho Bank, Ltd., as administrative agent, and the lenders party thereto.

(b)(5)	* 364-Day Term Loan Agreement, dated as December 8, 2021, by and among ATC, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.

(b)(6)	* 2-Year Term Loan Agreement, dated as December 8, 2021, by and among ATC, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2021

APPLESEED MERGER SUB LLC

By:	/s/ EDMUND DISANTO
Name:	Edmund DiSanto
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

APPLESEED HOLDCO LLC

By:	/s/ EDMUND DISANTO
Name:	Edmund DiSanto
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER INVESTMENTS LLC

By:	/s/ EDMUND DISANTO
Name:	Edmund DiSanto
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

AMERICAN TOWER CORPORATION

By:	/s/ EDMUND DISANTO
Name:	Edmund DiSanto
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated November 29, 2021.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Summary Advertisement, published November 29, 2021 in The Wall Street Journal.*

(a)(5)(A)	Presentation made available by American Tower Corporation on its website to investors on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 15, 2021).*

(a)(5)(B)	Joint Press Release issued by American Tower Corporation and CoreSite Realty Corporation on November 15, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 15, 2021).*

(a)(5)(C)	Notice of Merger issued by Appleseed Merger Sub LLC, dated November 26, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Parent, Holdco and Purchaser with the SEC on November 26, 2021).*

(a)(5)(D)	Transcript of American Tower Corporation investor call on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by ATC, Holdco and Purchaser with the SEC on November 16, 2021).*

(a)(5)(E)	Press Release issued by American Tower Corporation on November 29, 2021.*

(a)(5)(F)	Excerpts of the transcript of an interview with an executive of ATC at the Fifth Annual Virtual Wells Fargo TMT Summit on December 1, 2021, available on ATC’s external website.*

(a)(5)(G)	Transcript of an interview with an executive of ATC at the UBS Global TMT Conference on December 6, 2021, available on ATC’s external website.*

(b)(1)	Commitment Letter, dated as of November 14, 2021, between ATC and JPMorgan Chase Bank, N.A.*

(b)(2)	Third Amended and Restated Multicurrency Revolving Credit Agreement, dated as of December 8, 2021, by and among ATC, as borrower, Toronto Dominion (Texas) LLC, as administrative agent, and the lenders party thereto.

(b)(3)	Fourth Amended and Restated Revolving Credit Agreement, dated as of December 8, 2021, by and among ATC, as borrower, Toronto Dominion (Texas) LLC, as administrative agent, and the lenders party thereto.

(b)(4)	Second Amended and Restated Term Loan Agreement, dated as of December 8, 2021, by and among ATC, as borrower, Mizuho Bank, Ltd., as administrative agent, and the lenders party thereto.

(b)(5)	364-Day Term Loan Agreement, dated as December 8, 2021, by and among ATC, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.

(b)(6)	2-Year Term Loan Agreement, dated as December 8, 2021, by and among ATC, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.

(d)(1)	Agreement and Plan of Merger, dated as of November 14, 2021, among Parent, Holdco, Purchaser, Appleseed OP Merger Sub LLC, CoreSite, CoreSite, L.P. and ATC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ATC with the Securities and Exchange Commission on November 15, 2021).*

Exhibit No.

(d)(2)	Mutual Confidential Disclosure Agreement, dated as of September 4, 2021, between CoreSite and American Tower LLC (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by CoreSite with the Securities and Exchange Commission on November 29, 2021).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.